UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-32875
CUSIP Number:

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10 D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007

☒  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Alloy Steel International, Inc.
Full Name of Registrant

Former Name if Applicable

42 Mercantile Way, P.O. Box 3087
Address of Principal Executive Office (Street and Number)

Malaga D C Western Australia 6945
City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-D 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Due to a change in the international affiliation of the certifying accountant of the registrant on 1 November 2007, the new audit protocols of the international affiliation has required a revision of procedures adopted by the certifying accountant to meet the requirements of the affiliation.

Accordingly, a delay is anticipated by the certifying accountant to ensure that the new quality assurance protocols adopted under their new affiliation have been met.

A letter dated December 19, 2007, from the certifying accountant to the registrant stating that filing by December 31, 2007 will not be possible is attached.

PART IV -- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Alan C. Winduss	+61 (8)	9381 9266
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will report the net income after tax of approximately $1,300,000 for the fiscal year ended September 30, 2007 compared with a net loss of ($274,026) for the year ended September 30, 2006.

The increase in the net income has arisen due to increased sales activity during the year, with sales of approximately $8,720,000 for the year ended September 30, 2007 compared to sales of $3,386,083 for the year ended September 30, 2006.

The increased sales have arisen primarily from successful marketing efforts mainly in the Australian market which led to securing some major supply contracts for the year.

This result is consistent with the quarterly results released by the company in the 10-QSB filings throughout the year.

ALLOY STEEL INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20,2007	By: /s/ Alan Winduss
Alan C. Winduss
Chief Financial Officer, Secretary

Exhibit A

Chartered Accountants
Business Advisers and Consultants

JWV/ALLOYSTE/audit

19 December 2007

The Directors
Alloy Steel International Inc.
PO Box 3087
Malaga DC 6945
WESTERN AUSTRALIA

Dear Sirs

FORM 12b-25 - NOTIFICATION OF LATE FILING

We refer to your proposed notification to the SEC that the company’s filings are to be delayed.

We confirm that the primary reason for the delay in filing is the lack of completion of the external audit process.

As you are aware, our firm has recently become a member of Grant Thornton International (GTI) and is therefore required to follow Grant Thornton protocols for the review of documents to be lodged in foreign jurisdictions. These protocols include inter-alia a quality assurance review of our procedures and all documents to be filed by the GTI international client service team based in the USA. This is to ensure full compliance with US GAAP, US GAAS and the requirements of the PCAOB.

With the upcoming Christmas holiday break both here and in the USA it is apparent that all audit processes will not be able to be completed by 31 December 2007.

We therefore agree with the reasons given by the company in their Form 12b-25 as to why the 31 December 2007 will not be met.

Yours faithfully
GRANT THORNTON (WA) PARTNERSHIP

/s/ JW Vibert
JW VIBERT
Partner

L1, 10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872
T +61 8 9480 2000
F +61 8 9322 7787
E admin@gtwa.com.au
W www.grantthornton.com.au

Grant Thornton (WA) Partnership
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